

June 4, 2015

Sean S. Sullivan
Chief Financial Officer
AMC Networks, Inc.
11 Penn Plaza
New York, NY 10001

> **Re:**   **AMC Networks, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed February 26, 2015**
> **File No. 001-35106**

Dear Mr. Sullivan:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Cash Flow Discussion, page 49

Continuing Operations, page 50

1. Your discussion of net cash provided by operating activities does not appear to contribute substantively to an understanding of your historical cash flows. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. Please revise your disclosures to include a discussion of the underlying reasons for changes in working capital accounts that affect operating cash flows.

Note 3. Acquisitions, page F-15

BBC America, page F-15

2. We note that on October 23, 2014 you acquired 49.9% ownership in BBC America. Referring to your basis in the accounting literature, tell us how you determined that you should consolidate this joint venture.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      You may contact Inessa Kessman, Senior Staff Accountant, at 202-551-3371 or Terry French, Accounting Branch Chief, at 202-551-3828 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Terry French for

Carlos Pacho
Senior Assistant Chief Accountant